Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                       455 East Fifth South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com


March 5, 2007

Securities and Exchange Commission
Washington, D.C. 20548
Attention:  Tia Jenkins
          Senior Assistant Chief Accountant
          Office of Emerging Growth Companies

Mail Stop 3561

Re:       Reflect Scientific, Inc.
          Form 10-QSB
          Filed November 14, 2006
          File No. 000-31377

Dear Ms. Jenkins:

     This letter is in response to your letter dated January 10, 2007, regarding the above filing of Reflect Scientific, Inc. (the "Company").

     Comment #1.: The Company disagrees with the SEC's application of EITF 98-3(6)(f) for the following reasons:

     1. According to FASB 7, Cryomaster was in the development stage as of the date of acquisition by Reflect because planned principal operations had commenced, but there had been no significant revenue from these operations. What had commenced was that Cryomaster had developed a prototype freezer which it had provided to potential customers. The potential customers were testing the freezer in their operations to determine if it met their expectations and if costs savings were adequate to pursue buying the product. Therefore, Cryomaster had established the ability to obtain access to customers.

     2. Certain potential customers had provided Cryomaster with letters of intent to acquire several of these freezers. Again, Cryomaster had established the ability to obtain access to customers.

     3. Subsequently, Reflect has entered into an agreement with a large manufacturing entity to produce the freezer unit for its customers. Again establishing the ability to access customers.

Accordingly, Reflect believes that all of the criteria of EITF 98-3 have been Met, and that the Company has correctly recorded the transaction as a business combination.

     Comment #2.: The Company believes the acquisition is insignificant, based on the following:

     1. The periods for which financial statements are to be presented are determined by comparison of the most recent annual financial statements of the business acquired or to be acquired and the small business issuer's most recent annual financial statements filed at or prior to the date of acquisition to evaluate each of the following conditions:

               (i) Compare the small business issuer's investments in and advances to the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year. For a proposed business combination to be accounted for as a pooling of interests, also compare the number of common shares exchanged or to be exchanged by the small business issuer to its total common shares outstanding at the date the combination is initiated.

               Response:

               JMST had total assets of $178,000 at December 31, 2005; the Company's total consolidated assets were $1,145,723 at the same date. The investment in JMST represented 16% of the Company's assets as of December 31, 2005.

               ii) Compare the small business issuer's proportionate share of the total assets (after intercompany eliminations) of the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year.

               Response:

               The response is the same as (i) above since the Company purchased only the right, title and interest in and to JMST technology and recorded an investment in JMST.

               (iii) Compare the small business issuer's equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquiree to such consolidated income of the small business issuer for the most recently completed fiscal year.

               Response:

               Not considered necessary since items (i), (ii) show that the purchase of the right, title and interest in and to JMST technology is considered insignificant.

     Comment #3.: The Company would propose amending its September 30, 2006, 10-QSB Quarterly Report as follows:

NOTE 3 - ACQUISITIONS


Effective April 19, 2006, the Company entered into a merger agreement with Cryomastor, Inc. As part of this agreement, the Company received assets valued at the following:

                                                       Estimated
                                                      Useful Life

          Patents                       $  3,081,777    12 years
          Customer Lists                     480,000    10 years
          Goodwill                         1,289,799           -
                                        ------------
                                        $  4,851,576
                                        ============

As consideration for these assets, the Company issued 3,000,000 shares at $1.25 of its common stock that are restricted securities to the shareholders of Cryomastor, Inc. as well as paid $700,000 to the same shareholders. The Company also advanced $300,000 to be utilized for the operations of Cryomastor, Inc. and paid a $300,000 debt of Cryomoastor, Inc. for a U.S. patent of Cryomastor systems. An employment agreement will be executed and the Company will pay to the Cryomastor shareholders 2.5% of the gross annual revenue earned by the Company.

The Company purchased and JM SciTech, LLC sold all right, title and interest in and to the JMST Technology. This resulted in the Company obtaining assets valued and consideration paid as follows:

                                                       Estimated
                                                      Useful Life

          Asset valuation:
          Intangible assets            $ 350,000       12 years
          Goodwill                       240,000              -
                                       ---------
                                       $ 590,000
                                       =========
         Consideration paid:
         Common stock issued           $ 340,000
         Cash paid                       250,000
                                       ---------
                                       $ 590,000
                                       =========

As consideration for the JMST Technology, the Company issued 200,000 shares at $1.70 of its common stock that are restricted securities and, paid the sum of $250,000, and will pay certain royalty payments as outlined in the agreement.

     Comment #4.: The Company would propose amending its September 30, 2006 10-QSB Quarterly Report by adding the following to its discussion in Item 2:

JSMT Acquisition

JMST, a Colorado LLC, manufactures chemical detection products used in a variety of markets including, food, petrochemical, biotechnology and pharmaceutical. The total market for detectors of this type is approximately $1.2 billion annually. JMST sales in 2005 were approximately $474,000. Reflect Scientific recognized the potential of JMST to significantly increase its market share and as a result certain JMST assets were acquired on April 4, 2006 in exchange for 200,000 shares of Reflect Scientific common stock. These assets consisted of customer lists, manufacturing drawings, assembly procedures, vendor lists, bills of materials and intellectual property relating to research projects in progress. Raw material and finished good inventories were not included in the asset transaction. JMST relinquished all rights to continue manufacturing and marketing of detector products. In addition, $250,000 was paid to Dr. David Carver for assigning issued patents and patents in progress relating to the JMST products to Reflect Scientific Inc.

Cryomastor Acquisition

Cryomastor is a company focused on the manufacturing of liquid nitrogen cooled storage systems for the biotechnology, pharmaceutical and vaccine storage markets. The acquisition of Cryomastor, with its strongly market differentiated product, will allow Reflect Scientific to penetrate the $1 billion cold storage segment of markets that it already serves. Cryomastor was acquired in its entirety through a merger agreement on June 27, 2006, where Reflect Scientific issued 3,000,000 shares of common stock as well as $700,000 in cash to Cryomastor shareholders. In addition, John Dain was paid $300,000 for the assignment of a key product patent to Reflect Scientific. The acquired assets will allow Reflect Scientific to manufacture and market cryogenic storage systems without significant investment in infrastructure.

     Please call if you have any further questions or comments.

     Thank you.


                              Yours very sincerely,


                              /s/Leonard W. Burningham

                              Leonard W. Burningham

LWB/sg